

Mail Stop 3720

October 12, 2007

Thomas D. Allen
Executive Vice President & Chief Financial Officer
ACME Communications, Inc.
2101 E. Fourth Street, Suite 202 A
Santa Ana, California, 92705

      Re: ACME Communications, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2006
               Filed March 30, 2007

               Forms 10-Q for Fiscal Quarter Ended June 30, 2007
               File No. 0-27105

Dear Mr. Allen:

     We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements

(11) Selected Quarterly Data, page 50

1.   We note a significant difference in your "Q-2" net income (loss). Tell us and
        disclose in future filing the reason for the significant change in quarterly data
        between various quarters.

Form 10-Q for the Quarterly Period Ended June 30, 2007

Financial Statements

(4) Impairment of Long-lived Assets, page 8

2.   We note that during the first quarter ended March 31, 2007 you determined that
        long-lived assets of station WBUI were impaired and recorded an impairment of
        $850,000. Approximately $422,000 of the impairment was allocated to broadcast
        licenses and $428,000 to property and equipment. In this regard;
          - Tell us why it is appropriate to allocate your impairment to broadcast
            licenses and property and equipment. Refer to paragraph 5.a. of EITF 02-
            7.
          - Tell us in detail how you performed your impairment testing.
          - Please provide us with a summary of your analysis.

                                    *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detail letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filing includes all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director